GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us



January 13, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.: Filings

Issuer: Mexgold Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-34749

Dear Sirs:

On behalf of Mexgold Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Unaudited Consoidated Interim Financial Statements for the six month period ended October 31, 2004.

2. Management Discussion and Analysis for the six months ended October 31, 2004.

3. Material Change Report, dated October 12, 2004, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

/s/ Gary Kaufman
Gary Kaufman

1/18

File No.: 82-34749
Exemption: Rule 12g3-2(b)


mexgold
Mexgold Resources Inc.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2004

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
UNAUDITED CONSOLIDATED INTERIM BALANCE SHEET
AS AT

	October 31, 2004 $	April 30, 2004 $
ASSETS		
CURRENT		
Cash	3,506,739	5,809,831
Short term investments (Note 3)	17,032,707	20,013,170
Receivables (Note 4)	1,686,240	1,016,632
Due from Met-Mex Peñoles, S.A. de C.V. (Note 8)	82,994	-
Prepaid expenses	108,638	110,335
Inventory	757,277	926,892
	23,174,595	27,876,860
MINING PROPERTY, PLANT AND EQUIPMENT (Note 5)	39,969,872	39,601,886
EXPLORATION PROPERTY AND DEFERRED EXPLORATION EXPENDITURES (Note 6)	3,442,157	2,270,859
	66,586,624	69,749,605
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	3,506,061	3,863,018
Due to Met-Mex Peñoles, S.A. de C.V. (Note 8)	-	854,607
Advances from related parties (Note 9)	408,355	284,070
Current portion of long term debt (Note 10)	2,860,677	2,004,361
	6,775,093	7,006,056
LONG TERM DEBT (Note 10)	6,759,725	8,745,350
FUTURE EMPLOYEE BENEFITS (Note 11)	2,608,906	2,749,493
FUTURE INCOME TAXES (Note 12)	6,083,800	6,496,600
	22,227,524	24,997,499
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 13)	45,060,832	44,754,582
CONTRIBUTED SURPLUS (Note 13)	172,000	85,000
BROKER WARRANTS	1,723,080	1,723,080
DEFICIT	(2,596,812)	(1,810,556)
	44,359,100	44,752,106
	66,586,624	69,749,605

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
UNAUDITED CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE

	Three Months Ended	Six Months Ended	
	October 31, 2004	October 31, 2004	October 31, 2003
	$	$	$
REVENUE	4,743,920	9,903,094	-
EXPENDITURES			
Production costs	4,089,158	8,477,692	-
Depletion	947,127	1,706,240	-
General and administrative	470,786	999,315	6,594
Amortization	374,637	779,727	-
Interest expense	205,914	417,423	-
Professional and consulting	47,724	116,962	87,277
Shareholder and investor information	10,352	98,380	185,943
Stock-based compensation	87,000	87,000	-
	6,232,698	12,682,739	279,814
Loss before the undernoted items	(1,488,778)	(2,779,645)	(279,814)
Foreign exchange gain	1,120,787	1,357,551	2,524
Other (expense)	(233,815)	(38,066)	-
Interest income	52,380	146,030	-
	939,352	1,465,515	2,524
Loss before income tax	(549,426)	(1,314,130)	(277,290)
Future income tax recovery (Note 12)	415,474	527,874	-
NET LOSS FOR THE PERIOD	(133,952)	(786,256)	(277,290)
DEFICIT, beginning of period	(2,462,860)	(1,810,556)	(116,891)
Transaction Costs	-	-	(21,500)
DEFICIT, end of period	(2,596,812)	(2,596,812)	(415,681)
WEIGHTED AVERAGE OUTSTANDING SHARES	42,868,061	42,810,479	16,503,061
LOSS PER SHARE – basic and diluted	(0.00)	(0.02)	(0.02)

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
UNAUDITED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE

	Three Months Ended October 31, 2004 $	Six Months Ended October 31, 2004 $	Six Months Ended October 31, 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) for the period	(133,952)	(786,256)	(277,290)
Items not affecting cash:			
Future income tax (recovery)	(415,474)	(527,874)	-
Depletion	947,127	1,706,240	-
Amortization	374,637	779,727	-
Stock-based compensation	87,000	87,000	-
Foreign exchange	115,074	115,074	-
Future employee benefits	(91,191)	(140,587)	-
Changes in non-cash working capital (Note 14)	(525,102)	(1,792,854)	61,074
Cash flows from operating activities	358,119	(559,530)	(216,216)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances from related parties	58,164	124,285	36,151
Long-term debt	(927,897)	(1,129,309)	-
Exercise of warrants	-	306,250	115,000
Issuance of common shares and warrants for cash	-	-	2,260,000
Cash flows from financing activities	(869,733)	(698,774)	2,411,151
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash acquired in reverse takeover transaction	-	-	113,401
Short-term investments	4,930,091	2,980,463	(2,007,121)
Mining property, plant and equipment	(1,888,485)	(2,853,953)	-
Exploration property and deferred exploration expenditures	(839,555)	(1,171,298)	(124,908)
Cash flows from investing activities	2,202,051	(1,044,788)	(2,018,628)
INCREASE (DECREASE) IN CASH	1,690,437	(2,303,092)	176,307
CASH, beginning of period	1,816,302	5,809,831	400,802
CASH, end of period	3,506,739	3,506,739	577,109

SUPPLEMENTAL INFORMATION (Note 14)

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended October 31, 2004 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2005. For further information, see the Company's audited consolidated financial statements including the notes thereto for the year ended April 30, 2004.

Mexgold Resources Inc. ("Mexgold" or the "Company") was incorporated as a private company on November 25, 2002, under the Business Corporations Act (Ontario). The Company is in the business of gold and silver mining including exploration, development, extraction, and processing. There has been no determination whether properties held for exploration contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Changes in future conditions could require material write-downs of the carrying values. The Company's mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Metales Interamericanos S.A. de C.V. ("Metales") and Compania Minera del Cubo S.A. de C.V. ("El Cubo").

2. CORRECTION OF ACTUARIAL ERROR

The Company has restated its consolidated balance sheet for the year ended April 30, 2004 in respect of the liability related to future employee benefits recorded by the Company as part of the acquisition of a 100% interest in the shares of El Cubo on March 5, 2004. The actuary made a calculation error and, as a result, the future employee benefit obligation on the date of acquisition was understated by $1,144,800. The error has no material effect on the previously reported net loss, loss per share or working capital.

The effect of the restatement is as follows:

	For the year ended April 30, 2004		
	As Previously Reported $	Purchase Price Adjustment $	As Restated $
Balance Sheet			
Current assets	27,876,860	-	27,876,860
Mining property, plant and equipment	38,090,886	1,511,000	39,601,886
Exploration property and deferred exploration expenditures	2,270,859	-	2,270,859
Total assets	68,238,605	1,511,000	69,749,605
Current liabilities	7,006,056	-	7,006,056
Long-term debt	8,745,350	-	8,745,350
Future employee benefits	1,604,693	1,144,800	2,749,493
Future income taxes	6,130,400	366,200	6,496,600
Total liabilities	23,486,499	1,511,000	24,997,499
Shareholders' equity	44,752,106	-	44,752,106
Total liabilities and shareholders' equity	68,238,605	1,511,000	69,749,605

Continued...

3. SHORT-TERM INVESTMENTS

Short-term investments consist of commercial paper with a maturity of less than ninety days.

4. RECEIVABLES

Receivables consist of the following:

	October 31, 2004	April 30, 2004
	$	$
Commodity taxes recoverable	1,567,652	944,832
Income taxes recoverable	89,685	50,841
Other	28,903	20,959
	1,686,240	1,016,632

5. MINING PROPERTY, PLANT AND EQUIPMENT

The El Cubo gold-silver project, purchased on March 5, 2004, is located in the Guanajuato Mining District in Mexico, 475 kilometres northwest of Mexico City. The project consists of 58 exploitation and exploration concessions covering an area of 8,500 hectares. The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. A technical due diligence report prepared by independent consultants Chlumsky, Arbrust and Meyer is available on the Company's website or on SEDAR under the Company's associated documents.

	October 31, 2004			April 30, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
El Cubo gold-silver mining property	28,470,702	2,369,127	26,101,575	26,336,809	662,888	25,673,921
Buildings	6,353,210	1,770,235	4,582,975	6,353,210	1,622,249	4,730,961
Machinery and equipment	15,274,300	6,332,286	8,942,014	14,803,539	5,710,399	9,093,140
Transportation equipment	319,569	230,483	89,086	230,916	226,535	4,381
Furniture and fixtures	240,763	203,763	37,000	233,401	197,855	35,546
Construction in progress	153,285	-	153,285	-	-	-
Land	63,937	-	63,937	63,937	-	63,937
	50,875,766	10,905,894	39,969,872	48,021,812	8,419,926	39,601,886

6. EXPLORATION PROPERTY AND DEFERRED EXPLORATION EXPENDITURES

The Guadalupe y Calvo mineral property is located in Sierre Madre Occidental physiographic province, Mexico, approximately 300 kilometres southwest of the City of Chihuahua and 200 kilometres west of the City of Hidalgo de Parral. The property is comprised of five mining titles totalling approximately 439.24 hectares.

Continued...

6. EXPLORATION PROPERTY AND DEFERRED EXPLORATION EXPENDITURES (Continued)

During the period ended October 31, 2004, Metales entered into a mining lease agreement with Compania Minera las Torres, S.A. de C.V. ("Torres"). Pursuant to the agreement, Metales acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico, for a five-year period, subject to renewal for a further five-year period. The annual lease payments total US$480,000 for the first year and US$720,000 for each year thereafter.

In addition, Metales is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US$350 per gold ounce and US$5.50 per silver ounce, with a minimum monthly royalty of US$20,000. The royalty will gradually decrease to a 3.0% net smelter return for sales of gold and silver at or below US$300 per gold ounce and US$5 per silver ounce.

	Balance, April 30, 2004	Exploration Costs incurred during the period	Balance, October 31, 2004
	$	$	$
Mexico			
Guadalupe y Calvo project	2,270,859	228,158	2,499,017
Las Torres project	-	943,140	943,140
	2,270,859	1,171,298	3,442,157

7. FORWARD SALES CONTRACT

On December 24, 2003, the Company entered into a three-year contract to sell gold and silver to Met-Mex Peñoles, S. A. de C. V.. This contract requires the Company to deliver on a monthly basis 50,000 silver ounces and 1,700 gold ounces at a fixed price of US$5.37 and US$400.55 respectively, for the period from January 1, to December 31, 2004. Prices for sales beyond December 31, 2004 have not been fixed at this time. If the aforementioned ounces are not sold, the Company will be liable to pay a penalty equivalent to the difference of the market price and the fixed price, times the unsold ounces. As at October 31, 2004, the unrealized loss on this forward sales contract was approximately $296,000.

8. DUE FROM (TO) MET-MEX PENOLES, S.A. de C.V.

The Company has a short-term note payable to Met-Mex Peñoles, S. A. de C. V. ("Met-Mex") in the amount of US$347,323 (CAD$423,977). The note bears interest at LIBOR plus 500 basis points payable on a monthly basis. Principal payments and interest payments are made through a 5% reduction on each invoice payment of dore sold to Met-Mex (Note 7). The receivable (liability) is presented on a net basis.

Continued...

9. ADVANCES FROM RELATED PARTIES

Advances from related parties are unsecured, non-interest bearing with no fixed terms of repayment and consist of the following:

	Relationship	October 31, 2004	April 30, 2004
		$	$
Gammon Lake Resources Inc.	Significant shareholder	408,355	264,600
Gammon Lake de Mexico S.A. de C.V.	Subsidiary of significant shareholder	-	14,247
Compania Tecnica Minera S.A. de C.V.	Controlled by a director of a significant shareholder	-	5,223
		408,355	284,070

10. LONG-TERM DEBT

Mining Development Trust Loan

On December 21, 1999, El Cubo entered into a credit agreement with the Mining Development Trust for an amount of US$7,000,000 (CAD$8,544,900). On December 21, 2003, the loan was restructured to reflect an amended interest rate of LIBOR plus 650 basis points with monthly principal payments of CAD$198,758 to commence January, 2005. For the six month period ended October 31, 2004, the related interest expense amounted to CAD$374,243. This loan is secured by a first priority mortgage over the rights deriving from El Cubo's mining concession rights, certain machinery and equipment of El Cubo and an industrial mortgage on buildings, machinery and equipment of El Cubo.

Other Debt

On September 27, 2002 and June 6, 2003, El Cubo received two separate unsecured loans from an arms' length party, amounting to US$310,601 (CAD$379,151) and US$412,116 (CAD$503,070), respectively, which were utilized for working capital purposes, and matured on December 31, 2003. The Company is currently in the process of renegotiating the terms of the loans. These loans bear interest at LIBOR plus 300 basis points. At October 31, 2004 the loans amounted to CAD $882,221

On January 14, 2002 and September 25, 2002, 2003, El Cubo received two separate unsecured loans from an arms' length party, amounting to US$137,697 (CAD$168,087) and Ps305,000 (CAD$32,269), respectively, which were utilized for working capital purposes, and matured on December 31, 2003. The Company is currently in the process of renegotiating the terms of the loans. The above are non-interest bearing loans. At October 31, 2004 the aggregate balance of the loans amount to CAD $200,356.

Continued...

10. LONG-TERM DEBT (Continued)

The above outstanding debt at October 31, 2004 matures as follows:

Year	Amount
	$
2005	2,860,677
2006	2,134,650
2007	2,134,650
2008	2,134,650
2009	355,775
	9,620,402
Less: current portion	2,860,677
	6,759,725

11. FUTURE EMPLOYEE BENEFITS

A summary of the principal financial data relative to seniority premiums and pension plans is shown below:

	Pension benefit plans	Seniority premium	Total
Projected benefit obligation:	$	$	$
Balance at beginning of period	1,808,818	838,820	2,647,638
Service cost	277,602	117,723	395,325
Actuarial (gain)	(100,814)	(23,317)	(124,131)
Balance at end of period	1,985,606	933,226	2,918,832
Current benefit obligation:			
Service cost	277,602	117,723	395,325
Additional minimum liability	1,479,744	733,837	2,213,581
Balance at end of period	1,757,346	851,560	2,608,906
Liability accrued:			
Total accrued liability	1,757,346	851,560	2,608,906
Employee future benefits expense:			
Service cost	114,622	36,361	150,983
Interest cost	74,384	34,495	108,879
Amortization of prior service costs	88,596	46,867	135,463
Net expense for the period	277,602	117,723	395,325
Significant assumptions used:			
Discount rate	4.00%	4.00%	4.00%
Rate of compensation increase	1.50%	1.50%	1.50%

Continued...

12. FUTURE INCOME TAXES

The estimated taxable income for the period is $Nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets. Consequently, the future recovery arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets will be realized.

For further information about the Company's losses for tax purposes, refer to the audited April 30, 2004 consolidated financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these financial statements.

13. SHAREHOLDERS' EQUITY

Capital Stock

Authorized

Unlimited number of common shares

Issued

42,868,061 common shares

Transactions during the period are as follows:

	Common Shares	Amount
	#	$
Balance, April 30, 2004	42,745,561	44,754,582
Exercise of warrants	122,500	306,250
Balance, October 31, 2004 (Note 18)	42,868,061	45,060,832

Stock Options

The Company has created a management stock option plan (the "Plan") under which the Company can issue 8,400,000 common shares. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant which price shall not be less than the market price of the common shares at the time of grant, subject to all applicable regulatory requirements.

A summary of changes during the period is presented below.

	Options	Weighted average
	#	$
Balance, April 30, 2004	3,545,000	0.51
Granted	4,210,000	2.79
Balance, October 31, 2004 (Note 18)	7,755,000	1.75

Continued...

13. SHAREHOLDERS' EQUITY (Continued)

Stock Options (Continued)

As at October 31, 2004, the following options were outstanding:

Date of Grant	Options Outstanding	Exercise Price	Expiry Date
	#	$	
January 15, 2003	10,000	0.50	December 28, 2004
January 15, 2003	3,515,000	0.50	January 15, 2008
February 6, 2004	20,000	2.67	February 6, 2009
February 6, 2004	3,560,000	2.67	February 6, 2009
March 8, 2004	600,000	3.50	March 8, 2009
July 2, 2004	50,000	3.00	July 2, 2009
	7,755,000		

During the period ended October 31, 2004, 4,210,000 options were granted to directors, employees and consultants. These options vest over a two-year period from the date of grant, and the fair value amount of $87,000 was recorded as stock-based compensation with a corresponding credit to contributed surplus.

The fair value of this option grant was calculated using the Black-Scholes option pricing model with the following average assumptions:

Divident yield	0%
Expected volatility	37%
Expected risk free interest rate	3.96%
Expected life	5 years

Share Purchase Warrants

A summary of changes during the period is presented below:

	Warrants	Weighted average exercise price
	#	$
Balance, April 30, 2004	17,586,000	1.91
Exercised	(122,500)	(2.50)
Balance, October 31, 2004 (Note 18)	17,463,500	1.90

As at October 31, 2004, the following warrants were issued and outstanding:

Date of Grant	Warrants Outstanding	Exercise Price	Expiry Date
	#	$	
December 22, 2002	1,400,000	0.10	July 31, 2005
July 31, 2003	3,940,000	0.75	July 31, 2005
February 26, 2004	11,127,500	2.50	February 26, 2006
February 26, 2004	996,000	2.35	February 26, 2007
	17,463,500		

Continued...

13. SHAREHOLDERS' EQUITY (Continued)

Contributed Surplus

A summary of changes during the period is presented below:

	Amount $
Balance, April 30, 2004	85,000
Stock-based compensation	87,000
Balance, October 31, 2004	172,000

14. STATEMENT OF CASH FLOWS

	Three months ended October 31, 2004 $	Six months ended October 31, 2004 $	Six months ended October 31, 2003 $
Changes in non-cash working capital is comprised of the following			
Decrease (increase) in receivables	14,821	(669,608)	(11,145)
Decrease in prepaid expenses	22,748	1,697	-
Decrease in inventory	105,370	169,615	-
(Decrease) in accounts payable and accrued liabilities	(472,827)	(356,957)	72,219
(Decrease) in due to Met-Mex Peñoles, S.A. de C.V.	(195,214)	(937,601)	-
	(525,102)	(1,792,854)	61,074
Supplemental information			
Interest paid	193,881	374,243	254
Income taxes paid	-	-	-
Warrants issued for services	-	-	4,000

15. RELATED PARTY TRANSACTIONS

During the six month period ended October 31, 2004, the Company paid management and consulting fees of $64,327 to a corporation controlled by a director and officer of the Company. Management fees of $141,374 were paid to a director of the Company. Included in advances from related parties (Note 9) are the following expenditures incurred by Gammon Lake Resources Inc. on behalf of the Company:

Travel	$ 89,500
Professional fees	49,500
General and administrative	34,500
	$ 112,600

The above related party transactions have occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continued...

16. SEGMENTED INFORMATION

Six Month Period Ended October 31, 2004

	Canada $	Mexico $	Consolidated $
REVENUE	-	9,903,094	9,903,094
EXPENDITURES			
Production costs	-	8,477,692	8,477,692
Depletion	-	1,706,240	1,706,240
General and administrative	379,418	619,897	999,315
Amortization	-	779,727	779,727
Interest expense	-	417,423	417,423
Professional and consulting	113,866	3,096	116,962
Shareholder and investor information	98,380	-	98,380
Stock-based compensation	87,000	-	87,000
	678,664	12,004,075	12,682,739
LOSS BEFORE THE FOLLOWING	(678,664)	(2,100,981)	(2,779,645)
Foreign exchange (loss) gain	(107,846)	1,465,397	1,357,551
Other (expense)	-	(38,066)	(38,066)
Interest income	145,987	43	146,030
	38,141	1,427,374	1,465,515
	(640,523)	(673,607)	(1,314,130)
Future income tax recovery	-	527,874	527,874
NET LOSS FOR THE YEAR	(640,523)	(145,733)	(786,256)
As at October 31, 2004			
Mining and exploration properties, plant and equipment	-	43,412,029	43,412,029

Substantially all cash is on deposit with a Canadian chartered bank. The short term investments are with a Canadian chartered bank.

Continued...

17. COMPARATIVE FIGURES

Mexgold Resources Inc., the legal subsidiary which was incorporated on November 25, 2002, was a private company prior to the reverse take-over transaction which occurred in October, 2003 and comparative interim figures for the three month period ended October 31, 2003 were not prepared. Certain of the comparative figures for the six month period ended October 31, 2003 have been reclassified to conform with the presentation adopted for the current periods.

Certain of the comparative figures as at April 30, 2004 have been restated to account for the actuarial error disclosed in Note 2.

18. SUBSEQUENT EVENTS

Subsequent to October 31, 2004, warrants to acquire 57,500 common shares of the Company were exercised for gross proceeds of $143,750.

Subsequent to October 31, 2004, 10,000 stock options were granted. The stock options are exercisable at a price of $2.30 per share for a period of five years, subject to certain vesting terms.



MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED OCTOBER 31, 2004

December 14, 2004

This management discussion and analysis is made as of December 14, 2004, and should be read in conjunction with the interim unaudited consolidated financial statements of the Company for the six months ended October 31, 2004 including all accompanying notes to the financial statements.

Mexgold Resources Inc. ("Mexgold") is a public junior gold and silver mining exploration company listed on the TSX Venture Exchange. The Company is in the business of gold and silver mining, primarily in Mexico, including exploration, development, extraction, and processing.

The Company is currently focused on its 2 properties, operation of the El Cubo gold-silver mine and exploration of the Guadalupe Y Calvo property.

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents at www.sedar.com or on the Company's website at www.mexgold.com .

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement

SECOND QUARTER HIGHLIGHTS

- *Mexgold Announces Lease Agreement with Peñoles for Las Torres Gold-Silver Property to Greatly Expand Operations at El Cubo Gold-Silver Mine, August 2004*

Mexgold is pleased to announce that it has entered into a mining lease agreement with a subsidiary of Industrias Peñoles, S.A. de C.V., one of Mexico's leading industrial groups. Pursuant to this agreement, Mexgold now has the right to mine the Las Torres Gold-Silver Property, which has a history of production and adjoins Mexgold's El Cubo Gold-Silver Mine. The lease includes the right to use the La Torres mill complex. This plant is a modern fully functional 2,200 tpd hoisting, grinding and flotation processing facility. This plant has an estimated replacement cost of US$17 million. As Mexgold plans to increase the production at the combined operation the availability of this plant represents a potentially significant capital savings. Las Torres milling and procession costs are estimated to be US$8.00 per tonne. Mexgold will explore the economics of using a single processing and milling facility for both properties.

Selected Annual Information

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as fully described in Note 2 to the consolidated financial statements for the year ended April 30, 2004 and reported in Canadian dollars unless otherwise noted

The following selected information has been extracted from the Company's audited consolidated financial statements for the year ended April 30, 2004. Mexgold Resources Inc., the legal subsidiary which was incorporated on November 25, 2002, was a private company prior to the reverse take-over transaction described in Note 3 and comparative financial statements as at April 30, 2003 were not prepared.

SELECTED ANNUAL INFORMATION	APRIL 30, 2004
Revenue	3,639,230
Net loss	1,673,579
Net loss per share, basic and diluted	0.09
Assets	68,238,605
Long-Term Liabilities	16,480,443

Summary of Quarterly Results

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED			
	31-Oct-04	31-Jul-04	30-Apr-04	31-Jan-04
Revenue	4,743,920	5,159,174	3,639,230	-
Net loss	133,952	652,304	764,479	631,810
Net loss per share, basic and diluted	0.01	0.02	0.04	0.03
Assets	66,586,624	66,968,947	68,238,605	2,962,729
Long-Term Liabilities	15,452,431	15,570,024	16,480,443	-

Prior to the quarter ended October 31, 2003, the Company was privately owned; therefore financial information for the first quarter 2003 has not been presented. During the quarter ended April 30, 2004, the company acquired the El Cubo gold-silver mine. The fourth quarter ended April 30, 2004 includes the operations from March 5 (date of acquisition) to April 30, 2004, the acquisition of mineral properties, capital assets and assumption of long-term debt related to this transaction. Prior to this acquisition, the Company did not have a current source of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

Results of Operations

Sales during the six month period ended October 31, 2004 were $9,903,094 (October 31, 2003 - $Nil) and consisted of the sale of gold and silver dore from the Company's wholly-owned subsidiary, Compania Minera del Cubo, to Met-Mex Penoles under the three-year contract. The net loss for the period was $786,256 (October 31, 2003 - $277,290) and $0.02 (October 31, 2003 - $0.02) on a per share basis. Before a foreign exchange gain of $1,357,551 (October 31, 2003 - $2,524), other expense of $(38,066) (October 31, 2003 - $Nil), interest income of $146,030 (October 31, 2003 - $Nil), and a future income tax recovery of $527,874 (October 31, 2003 - $Nil), the Company incurred a loss of $2,779,645 (October 31, 2003 - $279,814). The Company's revenues are dependent on the future prices of certain minerals.

The loss incurred during this period reflects the fact that the Company has only commenced its program of improved mining methods. The Company also incurred expenses of $12,682,739 (October 31, 2003 - $279,814) of which $8,477,692 (October 31, 2003 - $Nil) were for production costs, $1,706,240 (October 31, 2003 - $Nil) for depletion of the mining property, $999,315 (October 31, 2003 - $6,594) for general and administrative, $98,380 (October 31, 2003 - $185,943) for shareholder and investor information, $87,000 (October 31, 2003 - $87,277) for professional and consulting, $116,962 (October 31, 2003 - $Nil) for amortization and $417,423 (October 31, 2003 - $Nil) for interest expense. Effective May 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock Based Compensation and Other Stock-based Payments for employees and non-employees. During the six months ended $87,000 (October 31, 2003 - $Nil) was recorded as stock based compensation and as contributed surplus based on the fair value of employee and consultant's options granted in the year. The depletion of the purchase price allocated to mining property was calculated on a units of production basis with an estimated mine life of

8.3 years. Exploration costs of the El Cubo gold-silver mining property are expensed as incurred and included in production costs. Exploration costs of the Guadalupe gold-silver exploration project are capitalized until the property is placed into production. These costs are expected to continue at the same level in order to support the current level of operations and activity of the Company.

El Cubo Gold-Silver Mine

The El Cubo Gold-Silver mine is located in the Guanajuato Mining District in Mexico, 475 kilometres northwest of Mexico City. The project consists of 58 exploitation and exploration concessions covering an area of 8,500 hectares. The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. The mine has a modern milling complex with a rated capacity of 1,400 tonnes per day and which has an estimated replacement value of U.S. $13,000,000

The El Cubo Gold-Silver mine produced and sold 10,853 ounces of gold and 384,614 ounces of silver during the six months ended October 31, 2004 (October 31, 2003 - Nil). Sales of gold up to 1,700 ounces per month and 50,000 ounces of silver per month dore were under a three year contract with Met-Mex Penoles S.A. de C.V. (Met-Mex) at hedged prices of US$5.37 and US$400.55 until December 2004. During the six months ended October 31, 2004, 2,895 ounces of gold and 154,982 ounces of silver were sold at market rates. Future contract prices will be negotiated with Met-Mex in December of 2004 and 2005 or set at market rates for the year.

Over the past five years, the El Cubo Gold-Silver Mine has produced an average of 58,000 ounces of gold equivalent per annum (each 65 ounces of silver being assumed to equal one ounce of gold). The mine has lacked a significant exploration and development program and the Company is of the opinion that with a focus and injection of capital in this area, a production rate of 100,000 ounces of gold-equivalent per annum is achievable. In addition, with the application of modern mining methods, the Company is targeting a reduction of the current average cash cost of U.S. $265 per ounce of gold equivalent to below U.S. $190 per ounce of gold equivalent.

To achieve these goals, the Company announced a 60,000-metre exploration and development drill program, 8,500 metres of underground development in tunnels and ramps and improvements to mine design and mining methods. The Company has begun new exploration work in an area of the Mine that is not currently in production. The focus of this work is on defining new high-grade zones similar to those developed in the past at the Mine. Historically, El Cubo had produced ore grades much higher than those seen in the past few years. This decrease in grade is attributed to a lack of capital expenditures on exploration, prior to Mexgold acquiring the Mine. As a result of this program, the Company is also targeting an expansion of the project resource to over 2-million ounces of gold-equivalent.

Las Torres Gold/Silver Project

The Las Torres Gold/Silver Project is located in Guanajuato State, Mexico, and consists of 50-exploitation concessions totaling nearly 6,400-hectares. The Las Torres Gold/Silver Mine is owned by Industrias Penoles, and comprises a group of four working mines, consisting of the Cedros, Peregrina, Apolo and Sirena mines. Much of the past production came from an area in the Las Torres Mine with a bulk mineable zone grading 2.2 grams per tonne gold and 353 grams per tonne silver over widths of up to 40 metres. The Las Torres Gold/Silver mine was the fourth largest gold producer and seventh largest silver producer in Mexico in 2002.

Pursuant to the Las Torres lease, Mexgold has the right to explore, develop and mine the Las Torres Property for a period of 5 years, with a right to renew for a further 5 year period. Pursuant the agreement, Mexold can concurrently expand mining access to its adjoining El Cubo Gold/Silver Mine, unifying the two projects into a significantly enlarged single mining operation. Mexgold's consolidation of El Cubo and Las Torres results in control of a combined land holding encompassing more than 14,000-hectares in a district with over 200 years of mining history. Past exploration work performed by Penoles at the Las Torres Gold/Silver project outlined several promising exploration targets. Mexgold will focus additional exploration efforts on defining bulk mineable reserves to be used at the Las Torres mill complex.

The Company believes that significant capital savings for future mine development at the El Cubo mine will be realized, as the adjacent mines of Las Torres provide ramp and shaft access beneath the lowest workings in the El Cubo mine. Penoles conducted mining operations up to the El Cubo property boundary on at least 5 veins. Data indicates potentially economic mineralization hosted by these veins extends onto the El Cubo property. In addition, a number of mineralized structures are known to pass back and forth between El Cubo and Las Torres property claims. Past operators neglected to explore or develop many of the structures due to mining rights. Mexgold has the opportunity to

exploit these known mineralized structures on a unified basis in a single larger operation, benefiting from the already-developed ramp and tunnel access to the El Cubo mineralization from the Las Torres property.

The Penoles agreement also includes use of the Las Torres mill complex. This plant is a modern fully functional 2,200 tonnes per day hoisting, grinding and flotation process facility. This plant has an estimated replacement cost of US$17 million, and the availability of this plant represents significant capital savings.

Guadalupe Y Calvo Gold/Silver Project

The mineral property is located in the Sierre Madre Occidental province, Mexico, approximately 300 kilometres southwest of the City of Chihuahua and 200 kilometres west of the City of Hidalgo de Parral. It is comprised of five mining titles totalling approximately 439.24 hectares. These titles are held 100 percent by Mexgold's wholly-owned subsidiary, Metales Interamericanos S.A. de C.V., and the property is free of any royalty.

During the previous year, the Company commenced a 10,000-metre drill program on the Guadalupe Y Calvo gold/silver project. The focus of the 40-hole program will be to upgrade the Project's currently defined 1.78-million ounce gold-equivalent resource, and to expand the known high-grade resource by drilling up to 200-metres below the previous 200-250-metre depth limits of known high-grade gold/silver deposits. The program will also test additional high-grade structures at the property that have had little historical work.

The Company expended $124,908 (October 31, 2003 - $Nil) on its exploration and development program during the six months ended as compared to $1.89 million for the year ended April 30, 2004. With the acquisition of El Cubo, the Company is currently focusing its exploration program at this location to quickly maximize returns and increase shareholder value.

Mr. James McGlasson, P.Geo., is the qualified person for the purposes of the technical information contained herein pursuant to the requirements of National Instrument 43-101.

Liquidity

During the period, the Company decreased its cash balance by $2,303,092 (April 30, 2004 - $5,409,029 increase) and maintained an additional $17,032,707 (April 30, 2004 - $20,013,170) in short-term investments, which consisted of bankers acceptances and commercial paper with a terms of less than 60 days. Cash inflows during the period were $306,250 (April 30, 2004 - $745,000) from the exercise of warrants and $124,285 (April 30, 2004 - $278,188) in advances from related parties, and the redemption of short term investments of $2,980,463 (April 30, 2004 – $20,013,170 decrease). In February 2004 the company received $44,700,948 from a private placement, and subsequently acquired El Cubo for $17,993,729. Other significant cash outflows during the period consisted of exploration and development of $1,171,298 (April 30, 2004 - $1,886,848) and mining property, plant and equipment of $2,853,953 (April 30, 2004 - $501,733).

The Company had a working capital balance of $16,399,502 (April 30, 2004 - $20,870,804) as at October 31, 2004 and maintains adequate funds to complete its current exploration and development programs and fund ongoing operations. The Company relies upon successful financing programs to fund future exploration and development on its properties. Future liquidity will depend on the Company's ability to arrange debt or equity financing, as well as maintaining or increasing the cash flow of its operational El Cubo mine. The Company will have to raise additional funds to complete the acquisition, exploration and development of its properties. While the Company has been successful in the past, there is no assurance that it will continue to do so in the future.

Effective December 14, 2004, the Company had 42,868,061 common shares outstanding. In addition, the Company has 24,521,000 in-the-money warrants and options that expire in the years 2005 to 2009 which would inject another $44,454,700 of capital into the Company.

Capital Resources

A summary of the Corporation's financial commitments under its long-term debt agreements are as follows:

Year	Total $
2004-05	2,860,677
2005-06	2,134,650
2006-07	2,134,650
2007-08	2,134,650
2008-09	355,775
Total	9,620,402
Less: current portion	(2,860,677)
Total Long Term Debt	6,759,725

The loan to Mining Development Trust has monthly principal payments commencing January 2005 of Cdn$198,758, interest calculated at LIBOR plus 650 basis points and a five year term. Interest bearing advances of $1,082,577 received in 2002 and 2003 from arms-length parties were used for short-term cash flow purposes.

In addition, the Company is obligated to deliver to Met-Mex Penoles S.A. de C.V. (Met-Mex) on a monthly basis 50,000 silver ounces and 1,700 gold ounces for the period from January 1, 2004 until December 31, 2004. If the aforementioned ounces are not sold, the Company will be liable to pay a penalty equivalent to the difference of the market price and the fixed price of US$ 5.37 for silver and US$ 400.55 for gold. The Company intends to fund these obligations from a combination of its current sources of revenue and cash on hand.

Pursuant to the Las Torres lease, Mexgold is obligated to pay annual lease payments totaling $480,000 in the first year, and $720,000 each year thereafter. Mexgold is also obligated to pay a net smelter return of 3%-3.5% on all gold and silver sales equal to or above US$300 per ounce gold and US$5.00 per ounce silver, with a minimum monthly royalty of US$20,000. Mexgold at signing of the agreement paid the first year lease and minimum royalty payment totaling US$720,000.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

During the six month ended October 31, 2004, the Company paid management and consulting fees of $205,701 (July 31, 2004 - $114,297) to two corporations controlled by directors and officers of the Company. These fees were paid as part of a compensation package to key employees and consultants of the Company.

Included in advances owing to related parties are the following expenditures incurred by Gammon Lake Resources Inc. (Gammon Lake) on behalf of the Company:

	$
Travel	61,900
General and administrative	17,700
Salaries	33,000
	112,600

Mexgold Resources Inc. shares office premises, general and administrative and personnel expenses with Gammon Lake. Gammon Lake charges these expenses to the Company on a cost recovery basis.

The above related party transactions have occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

Managements is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements for the year ended April 30, 2004. Key accounting estimates for the Company include mineral and mining properties and the related depletion.

Mineral and Mining properties

Mineral properties are the sum of the Company's mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. Management reviews the asset balance of each mineral property on an annual basis to determine if impairment exists and a corresponding write down is required.

Depletion

Mining properties are amortized using a units-of-production basis over the expected life of the mine as determined using proven and probable reserves. Based on current levels of production and reserves, the El Cubo mine has an expected life of 8.3 years. The El Cubo mine has additional mineral resources, which are expected to be converted into reserves in the near future. At the point that the resources become reserves, the mine life will be extended and the depreciation rates reduced accordingly.

Changes in Accounting Policies Including Initial Adoption

Effective May 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 15 in the consolidated financial statements for the year ended April 30, 2004.

Financial Instruments and Other Instruments

The Company's functional currency is Canadian dollars.

On December 24, 2003, the Company entered into a three-year contract to sell gold and silver to Met-Mex Peñoles, S. A. de C. V. (Met-Mex). This contract requires the Company to deliver on a monthly basis 50,000 silver ounces and 1,700 gold ounces at a fixed price of US$5.37 and US$400.55 respectively, for the period from January 1, to December 31, 2004. Prices for sales beyond December 31, 2004 have not been fixed at this time. If the aforementioned ounces are not sold, the Company will be liable to pay a penalty equivalent to the difference of the market price and the fixed price, times the unsold ounces. As at October 31, 2004, the unrealized loss on this forward contract was approximately $296,166 (October 31, 2003 - $Nil).

File No.: 82-34749
Exemption: Rule 12g3-2b

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Mexgold Resources Inc.
Suite 306, Cambridge 2
202 Brownlow Avenue
Toronto, Ontario
B3B 1T5

Item 2 Date of Material Change

October 12, 2004

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on October 12, 2004.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Bradley H. Langille
President
Mexgold Resources Inc.
902-468-0614

Item 9 Date of Report

October 12, 2004

MEXGOLD RESOURCES INC.

202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV: MGR

Press Release 08-2004 October 12, 2004

Mexgold Announces Lease Agreement with Peñoles for Las Torres Gold-Silver Mine to Greatly Expand Operations at El Cubo Gold-Silver Mine

Mexgold Resources Inc. (TSXV: MGR), of Halifax, N.S., is pleased to announce that it has entered into a mining lease agreement with a subsidiary of Industrias Peñoles, S.A. de C.V., one of Mexico's leading mining groups. Pursuant to this agreement, Mexgold gains the right to mine the Las Torres Gold-Silver Property and to concurrently expand mining access to its adjoining El Cubo Gold-Silver Mine, unifying the two projects into a significantly enlarged single mining operation. Like the El Cubo Gold-Silver Mine, the Las Torres Gold-Silver property has a rich history of prior production. The lease includes the right to use the Las Torres mill complex, as described below.

With the Las Torres lease Mexgold has effectively consolidated the majority of the Guanajuato gold-silver district, which also features the adjoining El Cubo Gold-Silver Mine, and is one of the most productive silver districts in the world. The Las Torres Gold-Silver Property consists of 50-exploitation concession totaling nearly 6,400-hectares. Mexgold's consolidation of El Cubo and Las Torres will result in control of a combined land holding encompassing more than 14,000-hectares in a district with over 200 years of mining history.

The Las Torres Gold-Silver Mine was in operation on the Las Torres Gold-Silver Property for 27 years, from 1976 to 2003. The La Torres Gold-Silver Mine comprises a group of four working mines, consisting of the Cedros, Peregrina, Apolo and Sirena mines. Each of these mines is currently being maintained on a care and maintenance basis, and no special measures are required to resume operations. Personnel experienced in their operation remain on site. Much of the past production came from an area in the Las Torres Mine with a bulk mineable zone grading 2.2 grams per tonne gold and 353 grams per tonne silver over widths of up to 40-metres. More than 2.3 million tonnes of ore was removed solely from this ore body. The Las Torres Gold-silver mine was the fourth largest gold producer and seventh largest silver producer in Mexico in 2002. Further details are provided below. Mexgold will direct exploration efforts targeting other areas of similar potential on the Las Torres Gold-Silver Property.

Pursuant to the Las Torres lease, Mexgold has the right to explore, develop and mine the Las Torres Property for a period of 5 years, with the right to renew for a further five year period. Annual lease payments total U.S. $480,000 in the first year, and U.S. $720,000 each year thereafter.

(Continued on page 2)

In addition, Mexgold is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above U.S. $350 per ounce gold and U.S. $5.50 per ounce silver, with a minimum monthly royalty of U.S. $20,000. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below U.S. $300 per ounce gold and U.S. $5.00 per ounce silver.

To capitalize on the potential of its combined Las Torres and El Cubo holdings, Mexgold has agreed to pay for services to optimize tonnage and grade, obtain all necessary permits to accommodate expanded operations, assist in securing the necessary manpower and advise on operations management. If such services are provided, a payment of U.S. $3.0 million will be made in January 2006, and a payment of U.S. $5.0 million will be paid in January 2008. These transactions are subject to regulatory approval.

Increased Access to Adjoining El Cubo Gold-Silver Mine

As noted above, the Cedros, Peregrina, Apolo and Sirena mines are currently being maintained on a care and maintenance basis since operations ceased in 2003. No special measures are required to resume operations, and personnel experienced in their operation remain on site. The Peregrina mine is adjacent to existing El Cubo workings and provides both ramp and shaft access beneath the lowest workings in the El Cubo mine. This will result in a significant capital savings for future mine development at the El Cubo mine, eliminating the need for an internal ramp to access resources in the lower levels of the mine.

The Apolo mine provides ramp access to several veins that are known to contain potentially economically significant mineralization on the El Cubo property but were outside of the current mining area. Again, this will result in a significant capital savings for future mine development and potential to expand production more rapidly.

Peñoles conducted mining operations up to the El Cubo property boundary on at least 5 veins. Data indicates potentially economic mineralization hosted by these veins extends onto the El Cubo property. In addition, a number of mineralized structures are known to pass back and forth between the El Cubo and Las Torres property claims. Past operators of the two properties neglected to explore or develop many of these structures due to mining rights. With the two properties now combined, Mexgold has the opportunity to exploit these known mineralized structures on a unified basis in a single larger operation, also significantly benefiting from the already-developed ramp and tunnel access to the El Cubo mineralization from the Las Torres property.

(Continued on page 3)

Figure 1: El Cubo and Las Torres' Peregrina Mine


Expanded view in figure 2
El Cubo and Peregrina Mines
Peregrina
El Cubo
Mineralized structures
0 Scale 100m
REYNA ISABEL
SAN NICOLAS
LA LOCA
LA PAZ
VILLALPANDO
EL CUBO
N

Figure 2: Expanded view of figure 1


27,500 N
N
SN NICOLAS
11,500 E
EL CARMEN
T. SAN FRANCISCO
SN. COSME
SN FRANCISCO
VILLALPANDO NTE
ECHADO
REYNA ISABEL
T. STA. LUCIA
LA CRUZ
VILLALPANDO
T. BARRAGANA
BARRAGANA
Las Torres
Peregrina Mine
Peregrina
El Cubo
Mineralized structures
Mine shaft
0
400m
Scale 1:10,000

(Continued on page 4)

The Peñoles agreement also includes use of the Las Torres mill complex. This plant is a modern fully functional 2,200 tpd hoisting, grinding and flotation processing facility. This plant has an estimated replacement cost of US$17 million. As Mexgold plans to increase the production at the combined operation, the availability of this plant represents a potentially significant capital savings. Las Torres milling and processing costs are estimated to be US$8.00 per tonne. Mexgold will explore the economics of using a single processing and milling facility for both properties.

Past exploration work by Peñoles at the Las Torres Gold-Silver Property has outlined several promising exploration targets. Mexgold will focus additional exploration efforts on defining bulk mineable reserves to feed the Las Torres mill complex. Mexgold is of the opinion that this will greatly reduce the time required to reach the company's stated production goal of 100,000 ounces gold-equivalent per year.

Mexgold intends to complete an audit of the proven and probable reserves on the Las Torres Gold-Silver Property in the near term in accordance with National Instrument 43-101.

Mexgold Resources Inc. is a Nova Scotia based junior mining company with a 100% interest in the El Cubo Gold-Silver Mine located in Guanajuato State, Mexico, and the Guadalupe Gold-Silver Project located in Chihuahua State, Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. For additional information please contact Mr. Bradley Langille, President, at (902) 468-0614. Mr. Jim McGlasson, CPG and P.Geo. is the qualified person for the purposes of the above technical information pursuant to National Instrument 43-101. Third party analytical work was performed by ALS Chemex of Vancouver, employing fire assay analysis techniques.

CAUTIONARY STATEMENT

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

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